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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                             -----------------------

                                (AMENDMENT NO. 7)
                               Asarco Incorporated
                            (Name of Subject Company)
                                 AAV Corporation
                                       and
                            Phelps Dodge Corporation
                                    (Bidders)
                          -----------------------------

                           Common Stock, no par value
           (Including the associated preferred share purchase rights)

                        (Title of Classes of Securities)

                             -----------------------

                             04341310 (Common Stock)
                      (CUSIP Number of Class of Securities)

                             -----------------------

                              S. David Colton, Esq.
                       Vice President and General Counsel
                            Phelps Dodge Corporation
                            2600 North Central Avenue
                           Phoenix, Arizona 85004-3014
                                 (602) 234-8100
                             -----------------------

                                   Copies to:

Michael W. Blair, Esq.                                  Stephen R. Volk, Esq.
 Debevoise & Plimpton                                  David W. Heleniak, Esq.
   875 Third Avenue                                      Shearman & Sterling
New York, New York 10022                                599 Lexington Avenue
    (212) 909-6000                                    New York, New York  10022
                                                           (212) 848-4000

                            CALCULATION OF FILING FEE
              ----------------------------------------------------
              Transaction Valuation           Amount of Filing Fee
              ----------------------------------------------------
                  $852,856,552*                    $170,572**
              ----------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its Filing.

         Amount Previously Paid:            $230,873
         Form or Registration No.:          333-86063
         Filing Party:                      Phelps Dodge Corporation
         Date Filed:                        August 27, 1999


* For purposes of calculating the filing fee only. This calculation assumes that 39,783,396 shares of common stock, no par value per share, of Asarco Incorporated will be exchanged for shares of common stock, $6.25 par value per share, of Phelps Dodge Corporation. Pursuant to Rules 0-11 (d) and 0-11 (a) (4) of the Securities Exchange Act of 1934, as amended, the filing fee was based upon the average of the high and low prices of Asarco Incorporated common stock on September 1, 1999, as reported on the New York Stock Exchange Composite Tape.

** The filing fee is calculated by taking 1/50 of 1% of the Transaction Valuation, pursuant to Rule 0-11 (d) of the Exchange Act.

-- -----------------------------------------------------------------------------
1. Name of Reporting Persons
   Phelps Dodge Corporation

   SS. or I.R.S. Identification No. of Above Person
   13-1808503

-- -----------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of Group

                                                          (a)  [  ]

                                                          (b)  [  ]

-- -----------------------------------------------------------------------------
3. SEC Use only

-- -----------------------------------------------------------------------------
4. Sources of Funds

   WC

-- -----------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Item 2(e) or 2(f)

-- -----------------------------------------------------------------------------
6. Citizenship or Place of Organization

   New York

-- -----------------------------------------------------------------------------
7. Aggregate Amount Beneficially Owned by Each Reporting Person

   100 shares of common stock, no par value

-- -----------------------------------------------------------------------------
8. Check if the Aggregate Amount in Row (7) Excludes Certain Shares


-- -----------------------------------------------------------------------------
9. Percent of Class Represented by Amount in Row (7)


   nominal

-- -----------------------------------------------------------------------------
10 Type of Reporting Person

   CO

-- -----------------------------------------------------------------------------

-- -----------------------------------------------------------------------------
1. Name of Reporting Persons
   AAV Corporation

   S.S. or I.R.S. Identification No. of Above Person
   N/A

-- -----------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of Group

                                                          (a)  [  ]

                                                          (b)  [  ]

-- -----------------------------------------------------------------------------
3. SEC Use only

-- -----------------------------------------------------------------------------
4. Sources of Funds

   WC

-- -----------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Item 2(e) or 2(f)

-- -----------------------------------------------------------------------------
6. Citizenship or Place of Organization

   Delaware

-- -----------------------------------------------------------------------------
7. Aggregate Amount Beneficially Owned by Each Reporting Person

-- -----------------------------------------------------------------------------
8. Check if the Aggregate Amount in Row (7) Excludes Certain Shares

-- -----------------------------------------------------------------------------
9. Percent of Class Represented by Amount in Row (7)

-- -----------------------------------------------------------------------------
10 Type of Reporting Person

   CO

-- -----------------------------------------------------------------------------

         By this final amendment No. 7 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), and its wholly owned subsidiary, AAV Corporation, a Delaware corporation ("Purchaser"), hereby amend and supplement their Schedule 14D-1 filed with the Securities and Exchange Commission on September 3, 1999, as amended, with respect to the Purchaser's exchange offer to acquire all outstanding shares of common stock, no par value per share, and the associated preferred share purchase rights (collectively, the "Asarco Shares"), of Asarco Incorporated, a New Jersey corporation ("Asarco"), upon the terms and subject to the conditions set forth in the Phelps Dodge prospectuses dated September 2, 1999, September 22, 1999, October 7, 1999 and October 12, 1999, and in the related Letters of Election and Transmittal, which together constituted the Offer. Pursuant to Instruction D to Schedule 14D-1, this Statement constitutes the final amendment to the Schedule 14D-1.

Item 10 is hereby amended and supplemented as follows:

Item 10.  Additional Information.

         The Offer expired at 12:00 midnight, New York City time, on October 25, 1999. Phelps Dodge and the Purchaser did not accept any Asarco Shares for payment and all Asarco Shares tendered will be promptly returned by ChaseMellon Shareholder Services, L.L.C., the exchange agent for the Offer, to the tendering shareholders. A copy of the press release issued on October 25, 1999 with respect to the expiration of the Offer is attached as Exhibit (a)(27) hereto and incorporated herein by reference.

Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

Item 11.   Material to be filed as Exhibits.

         Exhibit (a)(27) Press release issued by Phelps Dodge Corporation on October 25, 1999.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Phelps Dodge Corporation

                                         By:  /s/ Ramiro G. Peru
                                             -----------------------------------
                                         Name:  Ramiro G. Peru
                                         Title: Chief Financial Officer and
                                                Senior Vice President

October 26, 1999

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AAV Corporation

                                          By:  /s/ Ramiro G. Peru
                                              ----------------------------------
                                          Name:  Ramiro G. Peru
                                          Title: Vice President and Treasurer

October 26, 1999

                                    EXHIBIT INDEX

                                                                 Sequentially
Exhibit                                                              Numbered
Number                            Description                            Page
-------                           -----------                    -------------
(a)(27)  Press release issued by Phelps Dodge Corporation on October
         25, 1999.

                                                                 EXHIBIT (a)(27)

FOR IMMEDIATE RELEASE

Contacts:
Investors                                    Media
Phelps Dodge                                 Phelps Dodge
Thomas M. Foster                             Susan M. Suver
(602) 234-8139                               (602) 234-8003
Gregory W. Stevens
(602) 234-8166

Arthur Schmidt & Associates, Inc.            Sard Verbinnen & Co
Martin Zausner/Alan Weinstein/Joan Harper    George Sard/Paul Caminiti/
(212) 953-5555                                  Debbie Miller
                                             (212) 687-8080

                PHELPS DODGE STATEMENT ON ASARCO MERGER AGREEMENT
                                WITH GRUPO MEXICO
              ----------------------------------------------------

      PHOENIX, AZ, October 25, 1999 -- Phelps Dodge Corporation (NYSE: PD) today issued the following statement in response to today's announcement that Asarco Incorporated (NYSE: AR) has entered into a merger agreement with Grupo Mexico, S.A. de C.V.:

      Douglas C. Yearley, Chairman and Chief Executive Officer of Phelps Dodge, said, "Although a three-way combination would have had strategic benefits for Phelps Dodge, we were simply unwilling to overpay for Asarco by raising our offer. We believe our shareholders will understand and appreciate the financial discipline behind our decision. Accordingly, we will let our offer for Asarco expire, and will now turn our full attention to rapidly achieving the compelling benefits of the Cyprus Amax acquisition."

      Phelps Dodge has received a $30 million termination fee from Asarco. The Phelps Dodge offer for Asarco will expire tonight at midnight, New York City time, and will not be extended.

      Phelps Dodge Corporation is among the world's largest producers of copper. The company also is one of the world's largest producers of carbon black, one of the world's largest manufacturers of magnet wire, and has operations and investments in mines and wire and cable manufacturing facilities around the world. Phelps Dodge has operations in 28 countries.

STATEMENTS IN THIS PRESS RELEASE INCLUDE "FORWARD-LOOKING STATEMENTS" THAT EXPRESS EXPECTATIONS OF FUTURE EVENTS OR RESULTS. ALL STATEMENTS BASED ON FUTURE EXPECTATIONS RATHER THAN ON HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES, AND THE COMPANY CANNOT GIVE ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE CORRECT. PLEASE REFER TO THE MANAGEMENT'S DISCUSSION AND ANALYSIS SECTIONS OF THE COMPANY'S REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1998.